The SMART Tire Company, Inc



ANNUAL REPORT

1450 Firestone Pkwy, Unit E

Akron, OH 44301

(909) 358-0987

https://www.smarttirecompany.com

This Annual Report is dated May 2, 2022.

BUSINESS

The SMART Tire Company designs and manufactures airless tires made from shape memory alloys. Our beachhead product is a high performance bicycle tire called METL™. We intend to serve both consumer and B2B (fleet) operations through our micromobility partner Spin (a subsidiary of Ford Mobility). In addition, we are developing new lunar tires for upcoming moon missions (Project Artemis) in collaboration with major aerospace companies.

The SMART Tire Company was initially organized as The SMART Tire Company, LLC, a Delaware LLC on 08/12/2020 and converted to a Delaware C-Corp on 03/21/2021

The Company's Intellectual Property ("IP"):

The Company has been granted a non-exclusive, commercial license by NASA for the following patents:

U.S. Patent No.: 10,449,804

o Title: Superelastic Tire

o Issue Date: 10/22/2019

U.S. Patent No.: 10,427,461

o Title: Radially Stiffened Shape Memory Alloy Tire

o Issue Date: 10/01/2019

The Company has been granted a partially exclusive, commercial license by NASA for the following pending patents:

U.S. Patent Application No.: 17/119,632

o Title: Shape Memory Alloy Tubular Structure

o Filing Date: 12/11/2020

The Company has applied for the following trademarks with the USPTO:

Name: METL

Serial Number: 90888461

Name: SMART

Serial Number: 90888469

The Company has received a notice of allowance from the USPTO for the following trademarks:

Name: Reimagining the Wheel

Serial Number: 90524595

In addition, The Company has other IP that it has developed including new tire designs.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $796,554.00

Use of proceeds: Research & Development, salaries

Date: September 24, 2021

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $49,000.00

Use of proceeds: Research & Development

Date: October 22, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $90.00

Number of Securities Sold: 9,000,000

Use of proceeds: Founder issuance

Date: March 01, 2021

Offering exemption relied upon: Founder issuance

Type of security sold: SAFE

Final amount sold: $500,000.00

Use of proceeds: Research and development, salaries

Date: June 16, 2021

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Research and development

Date: August 25, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Our projected burn rate for 2022 is approximately $50,000/month with $650,000 in cash assets, giving 13 months of operations.

Foreseeable major expenses based on projections:

Major expenses are payroll, rent, materials and equipment.

Company payroll is approximately $35,000/month including all taxes and benefits. Rent and utilities are $3500. We expect to spend an additional $50,000-$75,000 on equipment and materials this year.

Future operational challenges:

Supply chain disruptions may affect the availability of scarce materials. Talent is in limited supply in our area of expertise. We may experience untimely or costly delays achieving our technological goals. Product is new and unknown, and may lead to unforeseen risks related to sales, marketing, performance and manufacturing. Without sufficient capital and/or sales we may fail to scale production.

Future challenges related to capital resources:

Smart Tire is a highly specialized hardware startup, with limited assets. Material, equipment and personnel are all expensive and may required extensive additional capital. Unforeseen technology setbacks could delay our ability to raise more capital, and/or deplete our cash reserves.

Future milestones and events:

Participating in a winning bid for the NASA/Artemis project would increase our company revenue substantially for multiple years. Early sales of METL tires could provide revenue for the company if successful. Grant opportunities such as SBIR grants could generate anywhere from $100k to over $1.5M in funds. Future R&D partnerships could contribute to costs.

Upon success of our Reg CF fundraising, we may opt to raise additional capital through Reg A+, or pursue a traditional Series A funding round.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $845,099.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Silicon Valley Bank
Amount Owed: $15,080.98

Creditor: Chase Bank
Amount Owed: $3,503.84

Creditor: Bank of America
Amount Owed: -$24.00

Creditor: Brian K Yennie (loan from shareholder)
Amount Owed: $4,295.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brian Yennie

Brian Yennie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: August 12, 2021 - Present

Responsibilities: Technical Leadership, Business Development. Brian receives $100k per year for this role.

Other business experience in the past three years:

Employer: IDEX

Title: Senior Software Engineer

Dates of Service: September 24, 2018 - July 01, 2021

Responsibilities: software development

Other business experience in the past three years:

Employer: Fanstreme

Title: Co-founder/ CTO

Dates of Service: March 11, 2016 - Present

Responsibilities: Webmaster

Name: Earl Cole

Earl Cole's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 12, 2021 - Present

Responsibilities: Business development, fundraising. Earl receives $100k per year for this role.

Other business experience in the past three years:

Employer: Fanstreme

Title: CEO

Dates of Service: March 11, 2016 - Present

Responsibilities: Marketing

Other business experience in the past three years:

Employer: Perthes Kids Foundation

Title: Founder

Dates of Service: September 01, 2007 - Present

Responsibilities: Fundraising, management, marketing

Other business experience in the past three years:

Employer: University of Washington - Michael G. Foster School of Business

Title: Mentor

Dates of Service: October 01, 2020 - Present

Responsibilities: Mentor to business school students

Other business experience in the past three years:

Employer: Stanford Seed

Title: Marketing consultant

Dates of Service: July 01, 2020 - Present

Responsibilities: Marketing

Other business experience in the past three years:

Employer: Techstars

Title: Mentor

Dates of Service: April 01, 2021 - Present

Responsibilities: Mentor to acclerator participants

Other business experience in the past three years:

Employer: California State University, Chico

Title: Engineering Leadership Advisory Council

Dates of Service: May 01, 2021 - Present

Responsibilities: Leadership advisor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Brian Yennie

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: Earl Cole

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, SAFE Note (WeFunder SPV), SAFE Note (WeFunder SPV #2), SAFE Note (private angel investor), SAFE Note (AngelList SPV), Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 805,096 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 11,683,887 with a total of 10,000,000 outstanding.

Voting Rights

1 Vote Per share

Material Rights

The amount outstanding includes 1,000,000 shares reserved for issuance under the company's equity incentive plan.

ROFR

Common shares include a Right of First Refusal as part of the Stock Purchase Agreement, but this does not apply to, or directly impact, the rights of preferred shareholders.

Dividends

Dividends upon the capital stock of the Company, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Amended and Restated Certificate of Incorporation.

SAFE Note (WeFunder SPV)

The security will convert into Series seed-2 preferred stock and the terms of the SAFE Note (WeFunder SPV) are outlined below:

Amount outstanding: $500,000.00

Interest Rate: %

Discount Rate: 100.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (WeFunder SPV).

SAFE Note (WeFunder SPV #2)

The security will convert into Series seed-3 preferred stock and the terms of the SAFE Note (WeFunder SPV #2) are outlined below:

Amount outstanding: $796,554.00

Interest Rate: %

Discount Rate: 100.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (WeFunder SPV #2).

SAFE Note (private angel investor)

The security will convert into Series seed-2 preferred stock and the terms of the SAFE Note (private angel investor) are outlined below:

Amount outstanding: $10,000.00

Interest Rate: %

Discount Rate: 100.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (private angel investor).

SAFE Note (AngelList SPV)

The security will convert into Series seed-4 preferred stock and the terms of the SAFE Note (AngelList SPV) are outlined below:

Amount outstanding: $49,500.00

Interest Rate: %

Discount Rate: 90.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Note (AngelList SPV).

Series Seed-1 Preferred Stock

The amount of security authorized is 805,096 with a total of 0 outstanding.

Voting Rights

As-converted to common stock. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the

Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (See Exhibit F for details)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (See Exhibit F for details)

Series Seed-2 Preferred Stock

The amount of security authorized is 693,523 with a total of 693,522 outstanding.

Voting Rights

As-converted to common stock

Material Rights

The total amount outstanding includes 679,924 shares to be issued pursuant to the conversion of WeFunder SPV SAFE notes.

The total amount outstanding includes 13,598 shares to be issued pursuant to the conversion of Private Angel Investor SPV SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (See Exhibit F for details)

Dividends

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (See Exhibit F for details)

Series Seed-3 Preferred Stock

The amount of security authorized is 173,311 with a total of 173,310 outstanding.

Voting Rights

As-converted to common stock

Material Rights

The total amount outstanding includes 173,310 shares to be issued pursuant to the conversion of WeFunder SPV #2 SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (See Exhibit F for details)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (See Exhibit F for details)

Series Seed-4 Preferred Stock

The amount of security authorized is 11,957 with a total of 11,956 outstanding.

Voting Rights

As-converted to common stock.

Material Rights

The total amount outstanding includes 11956 shares to be issued pursuant to the conversion of AngelList SPV SAFE notes.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Payments to Holders of preferred stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the

Amended and Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined in the Amended and Restated Articles) for such series of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into Common Stock pursuant to Section 3 of the Amended and Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of preferred stock the full amount to which they are entitled under this Section 1.1 of the Amended and Restated Articles, the holders of shares of preferred stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. (See Exhibit F for details)

Dividends.

The Corporation shall declare all dividends pro rata on the Common Stock and the preferred stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of preferred stock held by such holder pursuant to Section 3 of the Amended and Restated Articles. (See Exhibit F for details)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series Seed-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the tire or transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering preferred stock in the amount of up to $3,703,443.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of common stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational SMART tire or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SMART tire. Delays or cost overruns in the development of our SMART tire and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Series Seed-1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The SMART Tire Company Inc. was formed on August 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The SMART Tire Company, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The SMART Tire Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell some products is dependent on the outside government regulation such as the DOT (Department of Transportation), FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

The SMART Tire Company, Inc

By   /s/ *Earl Cole*

Name: The SMART Tire Company, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Bench π | Financial Package



Financial Package Information

Business Name: The SMART Tire Company, Inc
Date Range: March 1, 2021 to December 31, 2021
Filing Type: C-Corp/Corporation (DE Franchise)
Industry:

Accounting Method: Modified-Cash basis
Please note that we account for checks as they appear on the bank statement. Any outstanding checks that were not cashed in the year to date period have not been accounted for in these books.

Ledger Notes

Applicable Ledger   **Notes**
Property Plant &   We have used $2,500 as a safe harbor for capital expenses. We have not recorded
Equipment   any Depreciation Expense in the tax year for any capitalized assets on the Balance
                               Sheet.

SAFE Note - ORG WEFUNDER PORT AL LLC-BOSTON PRIVAT	The client requested we categorize transactions to this ledger without providing a SAFE Note.
License & Fee Expense	We recorded transactions in this ledger at the client's request and a review for correct classification is required.
Payroll Expense - Payroll Tax	We recognized payroll expenses on check dates. These are the employer payroll taxes.
Payroll Expense - Salary & Wage - Gusto	We recognized payroll expenses on check dates. This is the gross amount paid to employees.
Research & Development Expense	We recorded transactions in this ledger at the client's request and a review for correct classification is required.

The SMART Tire Company, Inc

Balance Sheet

For the period ending December 31, 2021

	As Of: December 31, 2021	February 28, 2021
Assets		
Bank of America - Checking - 7976	7,782.74	1,423.85
Silicon Valley Bank - Checking - 3664	65,939.03	0.00
Silicon Valley Bank - Checking- 8340	771,376.93	0.00
Loans to Shareholder - Earl Cole	79.96	0.00
Property Plant & Equipment	35,364.97	0.00
Money in transit	0.00	0.00
Total Assets	**880,543.63**	**1,423.85**
Liabilities		
Bank of America - Credit Card - 4084	-24.00	7,606.23
Chase - Credit Card - 9015	3,503.84	0.00
Silicon Valley Bank - Credit Card - 2919	15,080.98	0.00
Loans to/from Shareholder - Brian Yennie	4,295.00	0.00
Total Liabilities	**22,855.82**	**7,606.23**
Equity		
SAFE Note - ORG WEFUNDER PORT AL LLC-BOSTON PRIVAT	1,296,881.00	0.00
SAFE Note - ORG MIN GWYNETH L OHNAS OR JOHN H LOHNAS	10,000.00	0.00
SAFE Note - ORG SVB FOR BENEF IT OF ANGELLIST	49,500.00	0.00
Retained Earnings	-498,693.19	-6,182.38

Total Equity	857,687.81	-6,182.38
Total Liabilities and Equity	880,543.63	1,423.85

The SMART Tire Company, Inc

Income Statement

For the period March 1, 2021 to December 31, 2021

March 1, 2021 to December 31, 2021

Revenues	
Interest Income	3,821.15
Total Revenues	**3,821.15**

Operating Expenses	
Bank & ATM Fee Expense	457.00
Business Meals Expense	1,919.35
Computer Equipment Expense	1,083.13
Facility & Utilities Expense	3,131.87
Gas & Auto Expense	45.80
Independent Contractor Expense	2,179.33
Insurance Expense - Business	924.00
License & Fee Expense	57,648.00
Marketing & Advertising Expense	7,407.41
Merchant Fees Expense	97,351.07
Office Supply Expense	28,783.48
Parking & Tolls Expense	32.04
Payroll Expense - Administration	453.66
Payroll Expense - Payroll Tax	14,058.46
Payroll Expense - Pension	1,174.00
Payroll Expense - Salary & Wage - Gusto	172,541.90
Phone & Internet Expense	300.59

Postage & Shipping Expense	5,375.89
Professional Service Expense	21,136.20
Rent or Lease Expense	29,928.23
Research & Development Expense	29,745.49
Software & Web Hosting Expense	5,292.99
Training & Education Expense	1,000.00
Travel & Transportation Expense	14,362.07
Total Operating Expenses	**496,331.96**
Total Expenses	**496,331.96**
Net Profit	**-492,510.81**

The SMART Tire Company, Inc

Monthly Balance Sheet

For the period ending December 31, 2021

	As Of: December 31, 2021	November 30, 2021	October 31, 2021
Assets			
Bank of America - Checking - 7976	7,782.74	8,341.46	3,197.12
Silicon Valley Bank - Checking - 3664	65,939.03	76,858.20	115,235.01
Silicon Valley Bank - Checking- 8340	771,376.93	845,662.81	854,960.38
Loans to Shareholder - Earl Cole	79.96	29.97	19.98
Property Plant & Equipment	35,364.97	17,647.22	9,358.17
Money in transit	0.00	21,518.71	17,435.52
Total Assets	**880,543.63**	**970,058.37**	**1,000,206.18**
Liabilities			
Bank of America - Credit Card - 4084	-24.00	4,577.05	0.00
Chase - Credit Card - 9015	3,503.84	2,318.02	491.35
Silicon Valley Bank - Credit Card - 2919	15,080.98	16,424.29	13,033.90
Loans to/from Shareholder - Brian Yennie	4,295.00	4,495.00	4,495.00
Total Liabilities	**22,855.82**	**27,814.36**	**18,020.25**
Equity			
SAFE Note - ORG WEFUNDER PORT AL LLC-BOSTON PRIVAT	1,296,881.00	1,296,881.00	1,296,881.00
SAFE Note - ORG MIN GWYNETH L OHNAS OR JOHN H LOHNAS	10,000.00	10,000.00	10,000.00
SAFE Note - ORG SVB FOR BENEF IT OF ANGELLIST	49,500.00	49,500.00	49,500.00
Retained Earnings	-498,693.19	-414,136.99	-374,195.07

Total Equity	857,687.81	942,244.01	982,185.93
Total Liabilities and Equity	880,543.63	970,058.37	1,000,206.18

September 30, 2021	August 31, 2021	July 31, 2021	June 30, 2021	May 31, 2021	April 30, 2021
4,148.54	4,373.56	5,305.03	7,295.86	113.99	1,234.65
30,536.53	36,281.81	30,196.84	71,502.45	0.00	0.00
526,705.99	576,257.01	600,756.37	600,246.57	0.00	0.00
9.99	0.00	0.00	0.00	0.00	0.00
3,020.92	3,020.92	3,020.92	3,020.92	0.00	0.00
16,941.66	17,941.66	0.00	55,116.66	0.00	0.00
581,363.63	**637,874.96**	**639,279.16**	**737,182.46**	**113.99**	**1,234.65**
-12.00	-8.00	-4.00	0.00	7,891.65	7,843.87
6,442.69	5,561.36	2,017.91	0.00	0.00	0.00
2,668.09	27,270.43	1,172.17	7,191.57	848.57	0.00
4,500.00	4,500.00	4,500.00	4,500.00	4,500.00	2,500.00
13,598.78	**37,323.79**	**7,686.08**	**11,691.57**	**13,240.22**	**10,343.87**
867,671.00	867,671.00	867,671.00	867,671.00	0.00	0.00
10,000.00	10,000.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
-309,906.15	-277,119.83	-236,077.92	-142,180.11	-13,126.23	-9,109.22

567,764.85	600,551.17	631,593.08	725,490.89	-13,126.23	-9,109.22
581,363.63	637,874.96	639,279.16	737,182.46	113.99	1,234.65

	March 31, 2021	February 28, 2021
	2,401.53	1,423.85
	0.00	0.00
	0.00	0.00
	0.00	0.00
	0.00	0.00
	0.00	0.00
	2,401.53	**1,423.85**
	7,894.39	7,606.23
	0.00	0.00
	0.00	0.00
	2,500.00	0.00
	10,394.39	**7,606.23**
	0.00	0.00
	0.00	0.00
	0.00	0.00
	-7,992.86	-6,182.38

-7,992.86	-6,182.38

2,401.53	1,423.85

The SMART Tire Company, Inc

Monthly Income Statement

For the period Mar 2021 to Dec 2021

Month	Dec 2021	Nov 2021	Oct 2021
Revenues			
Interest Income	714.12	702.43	698.61
Total Revenues	**714.12**	**702.43**	**698.61**
Operating Expenses			
Bank & ATM Fee Expense	31.00	16.00	32.00
Business Meals Expense	15.32	307.36	792.24
Computer Equipment Expense	0.00	245.50	0.00
Facility & Utilities Expense	2,530.15	110.37	491.35
Gas & Auto Expense	0.00	0.00	45.80
Independent Contractor Expense	0.00	0.00	0.00
Insurance Expense - Business	-500.00	925.00	0.00
License & Fee Expense	20.00	0.00	0.00
Marketing & Advertising Expense	160.00	0.00	676.80
Merchant Fees Expense	85.00	0.00	32,190.75
Office Supply Expense	7,932.93	5,780.22	6,281.28
Parking & Tolls Expense	23.79	6.25	0.00
Payroll Expense - Administration	51.00	51.00	51.00
Payroll Expense - Payroll Tax	4,508.46	1,275.00	1,275.00
Payroll Expense - Pension	-875.00	1,049.00	1,000.00
Payroll Expense - Salary & Wage - Gusto	55,208.60	16,666.66	16,666.66
Phone & Internet Expense	300.59	0.00	0.00

Postage & Shipping Expense	617.42	2,750.15	0.00
Professional Service Expense	9,400.20	3,398.00	0.00
Rent or Lease Expense	3,306.58	3,311.07	0.00
Research & Development Expense	0.00	1,212.17	278.58
Software & Web Hosting Expense	443.69	1,099.08	345.97
Training & Education Expense	0.00	1,000.00	0.00
Travel & Transportation Expense	2,010.59	1,441.52	4,860.10
Total Operating Expenses	**85,270.32**	**40,644.35**	**64,987.53**
Total Expenses	**85,270.32**	**40,644.35**	**64,987.53**
Net Profit	**-84,556.20**	**-39,941.92**	**-64,288.92**

Sep 2021	Aug 2021	Jul 2021	Jun 2021	May 2021	Apr 2021
448.98	500.64	509.80	246.57	0.00	0.00
448.98	**500.64**	**509.80**	**246.57**	**0.00**	**0.00**
16.00	0.00	215.00	115.00	16.00	0.00
66.45	703.63	0.00	34.35	0.00	0.00
0.00	0.00	458.63	379.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	664.53	0.00	514.80	500.00	500.00
499.00	0.00	0.00	0.00	0.00	0.00
0.00	2,500.00	0.00	55,128.00	0.00	0.00
2,325.19	208.42	1,553.85	1,000.00	848.57	17.99
0.00	0.00	0.00	65,075.32	0.00	0.00
631.05	6,620.31	0.00	1,537.69	0.00	0.00
0.00	2.00	0.00	0.00	0.00	0.00
51.00	51.00	199.00	0.00	-0.34	0.00
1,275.00	0.00	5,725.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
16,666.66	0.00	67,333.32	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00

243.84	1,697.53	0.00	66.95	0.00	0.00
3,000.00	0.00	0.00	2,088.00	2,500.00	0.00
6,593.88	0.00	16,716.70	0.00	0.00	0.00
1,529.01	26,213.93	0.00	0.00	0.00	511.80
250.01	234.67	518.37	1,733.96	152.78	86.57
0.00	0.00	0.00	0.00	0.00	0.00
88.21	2,646.53	1,687.74	1,627.38	0.00	0.00
33,235.30	**41,542.55**	**94,407.61**	**129,300.45**	**4,017.01**	**1,116.36**
33,235.30	**41,542.55**	**94,407.61**	**129,300.45**	**4,017.01**	**1,116.36**
-32,786.32	**-41,041.91**	**-93,897.81**	**-129,053.88**	**-4,017.01**	**-1,116.36**

Mar 2021
0.00
0.00
16.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
616.59
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00

0.00
750.00
0.00
0.00
427.89
0.00
0.00
1,810.48
1,810.48
-1,810.48

I, Earl Cole, the Chief Executive Officer of The SMART Tire Company, Inc., hereby certify that the financial statements of The SMART Tire Company, Inc. and notes thereto for the periods ending 12/31/2020 and 12/31/2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The SMART Tire Company has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2022.

Earl P Cole ____________ (Signature)

CEO ____________ (Title)

04/28/2022 ____________ (Date)

CERTIFICATION

   I, Earl Cole, Principal Executive Officer of The SMART Tire Company, Inc, hereby certify that the financial statements of The SMART Tire Company, Inc included in this Report are true and complete in all material respects.

Earl Cole

CEO